UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of April 2023

Commission File Number 001-39005

SNDL INC.

(Registrant’s name)

#300, 919 - 11 Avenue SW

Calgary, AB T2R 1P3

Tel.: (403) 948-5227

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

1

INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference in SNDL Inc.’s registration statements on Form F-3 (File No. 333-253169 and File No. 333-253813) and Form S-8 (File No. 333-233156, File No. 333-262233, File No. 333-267510 and File No. 333-269242) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SNDL INC.
Date: April 10, 2023	By:	/s/ Jim Keough
	Name:	Jim Keough
	Title:	Chief Financial Officer

3

EXHIBIT

Exhibit	Description of Exhibit
99.1†	Implementation Agreement, dated as of December 20, 2022, by and between SNDL Inc. and Nova Cannabis Inc., together with the agreed forms of Strategic Partnership Agreement, Amended and Restated Management and Administrative Services Agreement, Amended and Restated Investor Rights Agreement, Amended and Restated Collaboration and Financial Reporting Agreement and Grid Promissory Note.
99.2	Amendment No. 1 to the Implementation Agreement, dated as of April 3, 2023, by and between SNDL Inc. and Nova Cannabis Inc.

† Portions of this exhibit, marked by brackets, have been omitted pursuant to Item 601(b)(2)(ii) of Regulation S-K because they are both (i) not material and (ii) include information of the type that we treat as private or confidential.

4